SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

18 December 2006

National Westminster Bank Plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

NATIONAL WESTMINSTER BANK Plc

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2006

National Westminster Bank Plc (‘NatWest’ or the ‘Group’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc and its ultimate parent company is The Royal Bank of Scotland Group plc.

NATIONAL WESTMINSTER BANK Plc

FINANCIAL REVIEW

Profit
Profit before tax was up 27%, from £1,636 million to £2,085 million, reflecting strong organic income growth.

Total income
The Group achieved strong growth in income during the first half of 2006. Total income was up 15% or £605 million to £4,690 million. Total income from continuing operations rose by 18%, £702 million.

Net interest income increased by 2% to £2,216 million and represents 47% of total income (2005 –53%).

Non-interest income increased by 29% to £2,474 million and represents 53% of total income (2005 – 47%).

Operating expenses
Operating expenses rose by 6% to £2,200 million.

Impairment losses
Impairment losses were £405 million compared with £376 million in 2005, an increase of 8%.

RESTATEMENTS

Divisional results for 2005 have been restated to reflect transfers of businesses between divisions in the second half of 2005 and the first half of 2006. These changes do not affect the Group’s results.

In the second half of 2005 the Group adopted the amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 with effect from 1 January 2005. The results for the first half of 2005 have been restated. This restatement had no impact on the Group profit for the half year ended 30 June 2005.

The balance sheet as at 30 June 2005 has been restated to conform to the presentation applied at 31 December 2005.

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets at £273.7 billion at 30 June 2006 were up £13.1 billion, 5%, compared with 31 December 2005, reflecting business growth.

Treasury and other eligible bills decreased by £0.6 billion, 78%, to £0.2 billion, reflecting trading activity.

Loans and advances to banks increased by £1.7 billion, 3%, to £57.7 billion. Growth in bank placings, up £5.5 billion, 13%, to £48.4 billion, were partially offset by a reduction in reverse repurchase agreements and stock borrowing ("reverse repos"), down £3.8 billion, 29% to £9.3 billion.

Loans and advances to customers were up £5.0 billion, 3%, to £164.9 billion. Lending, excluding reverse repos, rose by £7.6 billion, 5% to £152.5 billion reflecting organic growth across all divisions. Reverse repos decreased by 17%, £2.6 billion to £12.4 billion.

Debt securities increased by £5.6 billion, 20%, to £34.4 billion, principally due to increased trading book holdings in Corporate Markets.

Equity shares rose by £0.1 billion, 18%, to £1.0 billion, reflecting the increase in the fair value of available-for-sale securities.

Settlement balances rose £2.9 billion to £6.8 billion as a result of increased customer activity.

Derivatives, assets and liabilities, decreased reflecting a fall in trading volumes and the effects of interest and exchange rates.

Prepayments, accrued income and other assets were down £0.8 billion, 27% to £2.3 billion.

Deposits by banks rose by £1.3 billion, 3% to £47.3 billion to fund business growth. Increased repurchase agreements and stock lending ("repos"), up £0.1 billion to £19.6 billion and higher inter-bank deposits, up £1.2 billion, 5% at £27.7 billion contributed to this increase.

Customer accounts were up £13.2 billion, 8% at £171.1 billion. Within this, repos increased £6.1 billion, 29% to £26.8 billion. Excluding repos, deposits rose by £7.1 billion, 5%, to £144.3 billion with good growth in all divisions.

Debt securities in issue increased by £1.7 billion, 16%, to £12.5 billion.

The decrease in settlement balances and short positions, down £2.1 billion, 10%, to £19.5 billion, reflected a fall in customer activity.

Accruals, deferred income and other liabilities decreased £0.2 billion, 7% to £3.3 billion.

Subordinated liabilities were down £0.5 billion, 8% to £6.1 billion. This reflected the redemption of £0.3 billion undated loan capital and the effect of exchange rates, £0.2 billion.

Shareholders’ equity increased by £0.3 billion, 3% to £9.8 billion. The profit for the period of £1.5 billion was partly offset by the payment of ordinary dividend, £1.0 billion and £0.2 billion resulting from other movements including exchange rates.

NATIONAL WESTMINSTER BANK Plc

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

	First half	First half 2005*		Full year 2005
	2006	Discontinued**	Continuing	Discontinued**	Continuing
	£m	£m	£m	£m	£m

Interest receivable	4,553	88	3,997	203	8,289
Interest payable	2,337	(5)	1,925	(9)	4,040

Net interest income	2,216	93	2,072	212	4,249

Fees and commissions receivable	1,995	22	1,764	43	3,663
Fees and commissions payable	(505)	(18)	(441)	(34)	(926)
Income from trading activities	770	-	449	-	808
Other operating income	214	-	144	-	635

Non-interest income	2,474	4	1,916	9	4,180

Total income	4,690	97	3,988	221	8,429

Staff costs	937	-	710	-	1,477
Premises and equipment	128	-	87	-	114
Other administrative expenses	1,006	19	1,017	70	2,440
Depreciation and amortisation	129	-	240	-	382

Operating expenses	2,200	19	2,054	70	4,413

Operating profit before
impairment losses	2,490	78	1,934	151	4,016
Impairment losses	405	-	376	4	752

Operating profit before tax	2,085	78	1,558	147	3,264
Tax***	526	24	397	44	904

Operating profit after tax	1,559	54	1,161	103	2,360

Discontinued operations	-		54		103

Profit for the period	1,559		1,215		2,463
Minority interests	16		6		17

Profit attributable to ordinary
shareholders	1,543		1,209		2,446

* restated for the adoption of amendment to IAS 39 ‘The Fair Value Option’. This restatement had no impact on profit.

** the Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 at neither a profit nor a loss.

*** includes overseas tax of £196 million for 2006 (first half 2005 - £128 million; full year 2005 - £273 million).

NATIONAL WESTMINSTER BANK Plc

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2006 (unaudited)

	30 June	31 December	30 June
	2006	2005	2005
	£m	£m	£m
Assets
Cash and balances at central banks	1,155	1,568	802
Treasury and other eligible bills	167	770	404
Loans and advances to banks	57,724	55,995	41,295
Loans and advances to customers	164,934	159,943	164,173
Debt securities	34,385	28,745	25,557
Equity shares	972	823	1,650
Intangible assets	1,218	1,198	1,110
Property, plant and equipment	1,553	1,531	1,495
Settlement balances	6,814	3,931	4,996
Derivatives	2,528	2,976	3,124
Prepayments, accrued income and other assets	2,286	3,123	2,024

Total assets	273,736	260,603	246,630

Liabilities
Deposits by banks	47,306	46,001	41,255
Customer accounts	171,088	157,924	148,068
Debt securities in issue	12,545	10,801	8,199
Settlement balances and short positions	19,514	21,574	25,826
Derivatives	2,073	2,657	2,960
Accruals, deferred income and other liabilities	3,335	3,579	3,562
Retirement benefit liabilities	1,225	1,235	1,217
Subordinated liabilities	6,147	6,648	6,709

Total liabilities	263,233	250,419	237,796
Equity:

Minority interests	742	744	282
Shareholders’ equity
Called up share capital	1,678	1,678	1,678
Reserves	8,083	7,762	6,874

Total equity	10,503	10,184	8,834

Total liabilities and equity	273,736	260,603	246,630

NATIONAL WESTMINSTER BANK Plc

STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m
Available-for-sale investments
Net valuation gains taken direct to equity	52	37	38
Net profit taken to income on sales	(36)	(3)	(324)

Cash flow hedges
Net losses taken direct to equity	(30)	(90)	(28)

Exchange differences on translation of foreign operations	(210)	12	180

Expense before tax on items recognised direct in equity	(224)	(44)	(134)
Tax on items recognised direct in equity	-	17	106

Net expense recognised direct in equity	(224)	(27)	(28)
Profit for the period	1,559	1,215	2,463

Total recognised income and expense for the period	1,335	1,188	2,435

Attributable to:
Equity holders of the parent	1,321	1,182	2,420
Minority interests	14	6	15

	1,335	1,188	2,435

NATIONAL WESTMINSTER BANK Plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30 JUNE 2006 (unaudited)

	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m
Operating activities
Operating profit before tax	2,085	1,636	3,411

Adjustments for:
Depreciation and amortisation	129	240	382
Interest on subordinated liabilities	125	174	304
Charge for defined benefit pension schemes	97	70	149
Cash contribution to defined benefit pension schemes	(107)	(943)	(1,007)
Other non-cash items	851	(2,686)	(3,185)

Net cash inflow/(outflow) from trading activities	3,180	(1,509)	54
Changes in operating assets and liabilities	(2,477)	10,056	24,173

Net cash flows from operating activities before tax	703	8,547	24,227
Income taxes paid	(412)	(506)	(1,170)

Net cash flows from operating activities	291	8,041	23,057

Investing activities
Sale and maturity of securities	391	346	1,600
Purchase of securities	(298)	(106)	(1,322)
Sale of property, plant and equipment	8	113	333
Purchase of property, plant and equipment	(93)	(237)	(281)
Net investment in business interests and intangible assets	(100)	6	(168)

Net cash flows from investing activities	(92)	122	162

Financing activities
Issue of subordinated liabilities	-	81	291
Proceeds of minority interests issued	-	-	463
Redemption of minority interests	-	(121)	(121)
Repayment of subordinated liabilities	(334)	(210)	(210)
Dividends paid	(1,016)	(5)	(365)
Interest on subordinated liabilities	(115)	(117)	(319)

Net cash flows from financing activities	(1,465)	(372)	(261)

Effects of exchange rate changes on cash and cash equivalents	(1,263)	635	2,621

Net (decrease)/increase in cash and cash equivalents	(2,529)	8,426	25,579
Cash and cash equivalents at beginning of period	48,424	22,845	22,845

Cash and cash equivalents at end of period	45,895	31,271	48,424

NATIONAL WESTMINSTER BANK Plc

NOTES

1.	Basis of preparation
There have been no changes to the Group’s principal accounting policies as set out on pages 54 to 62 of the 2005 Annual Report on Form 20-F, as amended (the “2005 Form 20-F/A”). These accounting policies have been consistently applied in the preparation of these interim consolidated financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of the Group’s interim consolidated financial statements have been made.

These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2005 included in the 2005 Form 20-F/A.

2.	Recent accounting developments

IFRS 7 ‘Financial Instruments: Disclosures’ and an amendment to ‘Capital Disclosures’ to IAS 1, issued in August 2005, effective for accounting periods beginning on or after 1 January 2007. Earlier application is encouraged. The Group will be adopting these new or revised disclosures in 2007.

The Group is considering the implications, if any, of the following International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations issued during 2005 which apply to accounting periods beginning on or after 1 January 2007, except IFRIC 11, which applies to accounting periods beginning on or after 1 March 2007:

Interpretation 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
Interpretation 8 – Scope of IFRS 2
Interpretation 9 – Reassessment of Embedded Derivatives
Interpretation 10 – Interim Financial Reporting and Impairment
Interpretation 11 – IFRS 2 – Group and Treasury Share Transactions

3.	Loan impairment provisions
Operating profit is stated after charging loan impairment losses of £406 million (first half 2005 - £376 million; full year 2005 - £753 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2006 from £2,031 million to £2,125 million, and the movements thereon were:

	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

At beginning of period	2,031	2,125	2,125
Currency translation, amounts written-off and other adjustments	(280)	(378)	(771)
Charge to the income statement	406	376	753
Unwind of discount	(32)	(37)	(76)

At end of period	2,125	2,086	2,031

The provision at 30 June 2006 includes provision against loans and advances to banks of £3 million (31 December 2005 - £3 million; 30 June 2005 - £5 million).

Total impairment losses charged to the income statement comprises;

	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Loans and receivables and finance leases	406	376	753
Available-for-sale securities	(1)	-	3

Impairment losses	405	376	756

4.	Taxation
The actual tax charge differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half	First half	Full year
	2006	2005	2005
	£m	£m	£m

Profit before tax	2,085	1,636	3,411

Expected tax charge	625	491	1,023
Non-deductible items	26	17	70
Non-taxable items	(2)	-	(71)
Taxable foreign exchange movements	(29)	2	35
Foreign profits taxed at other rates	(19)	(11)	(21)
Other	(75)	(78)	(88)

Actual tax charge	526	421	948

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

5.	Segmental analysis

The revenues for each division in the table below are gross of intra-group transactions.

	First half 2006			First half 2005			Full year 2005

	External	Inter Segment	Total	External	Inter Segment	Total	External	Inter Segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

Global Banking &
Markets	1,359	530	1,889	1,147	491	1,638	2,212	1,002	3,214
UK Corporate
Banking	986	1	987	856	-	856	1,923	1	1,924
Retail Markets
- Retail Banking	2,021	1	2,022	2,097	534	2,631	4,038	1,301	5,339
- Direct Channels	1,023	-	1,023	900	-	900	1,916	-	1,916
- Wealth Management	705	1	706	493	1	494	1,102	2	1,104
Ulster Bank	1,119	7	1,126	812	12	824	1,763	25	1,788
Manufacturing	2	9	11	24	13	37	45	6	51
Central items	317	269	586	25	295	320	64	438	502
Elimination of intra-
group transactions	-	(818)	(818)	-	(1,346)	(1,346)	-	(2,775)	(2,775)

Continuing operations	7,532	-	7,532	6,354	-	6,354	13,063	-	13,063
Discontinued
operations	-	-	-	110	-	110	246	-	246
Disposal of strategic
investments and
subsidiaries	-	-	-	-	-	-	332	-	332

	7,532	-	7,532	6,464	-	6,464	13,641	-	13,641

	First half	First half	Full year
	2006	2005	2005
Operating profit before tax	£m	£m	£m

Global Banking & Markets	295	442	782
UK Corporate Banking	592	390	954
Retail Markets
- Retail Banking	607	535	1,148
- Direct Channels	234	151	335
- Wealth Management	106	76	158
Total Retail Markets	947	762	1,641
Ulster Bank	182	152	323
Manufacturing	-	-	-
Central items	82	(42)	(599)

Continuing operations	2,098	1,704	3,101
Discontinued operations	-	78	147
Amortisation of purchased intangible assets	(3)	(3)	(6)
Integration costs	(10)	(143)	(163)
Net gain on sale of strategic investments and subsidiaries	-	-	332

	2,085	1,636	3,411

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

5.	Segmental analysis (continued)

	Contribution	£m	£m	£m

	Global Banking & Markets	342	489	875
	UK Corporate Banking	703	502	1,178
	Retail Markets
	- Retail Banking	1,096	1,046	2,166
	- Direct Channels	298	211	453
	- Wealth Management	131	104	212
	Total Retail Markets	1,525	1,361	2,831
	Ulster Bank	286	253	530
	Manufacturing	(847)	(801)	(1,611)
	Central items	89	(100)	(702)

		2,098	1,704	3,101
	Discontinued operations	-	78	147
	Amortisation of purchased intangible assets	(3)	(3)	(6)
	Integration costs	(10)	(143)	(163)
	Net gain on sale of strategic investments and subsidiaries	-	-	332

		2,085	1,636	3,411

Goodwill
	Global
	Banking &	Direct	Wealth	Ulster
	Markets	Channels	Management	Bank	Total
	£m	£m	£m	£m	£m

At 1 January 2006	108	107	131	414	760
Currency translation and other adjustments	(8)	1	-	3	(4)

At 30 June 2006	100	108	131	417	756

6.	Dividend
		First half	First half	Full year
		2006	2005	2005
		£m	£m	£m

	Ordinary dividend paid to holding company	1,000	-	350

7.	Litigation
Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group's consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

8.	Analysis of consolidated equity
		First half	First half	Full year
		2006	2005	2005
		£m	£m	£m
	Called-up share capital
	At beginning of period	1,678	2,102	2,102
	Implementation of IAS 32 on 1 January 2005	-	(424)	(424)

	At end of period	1,678	1,678	1,678

	Share premium account
	At beginning of period	1,291	1,286	1,286
	Implementation of IAS 32 on 1 January 2005	-	5	5

	At end of period	1,291	1,291	1,291

	Available-for-sale reserves
	At beginning of period	-
	Implementation of IAS 32 and IAS 39 on 1 January 2005	-	200	200
	Net change	8	24	(200)

	At end of period	8	224	-

	Cash flow hedging reserve
	At beginning of period	148
	Implementation of IAS 32 and IAS 39 on 1 January 2005	-	156	156
	Net change	(23)	(63)	(8)

	At end of period	125	93	148

	Foreign exchange reserve
	At beginning of period	169	(19)	(19)
	Implementation of IAS 32 and IAS 39 on 1 January 2005	-	6	6
	Retranslation of net assets, net of related hedges	(207)	12	182

	At end of period	(38)	(1)	169

	Other reserves
	At beginning and end of period	298	298	298

	Retained earnings
	At beginning of period	5,856	4,342	4,342
	Implementation of IAS 32 and IAS 39 on 1 January 2005	-	(582)	(582)
	Profit attributable to ordinary shareholders	1,543	1,209	2,446
	Ordinary dividends paid	(1,000)	-	(350)

	At end of period	6,399	4,969	5,856

	Shareholders’ equity at end of period	9,761	8,552	9,440

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

8.	Analysis of consolidated equity (continued)

		First half	First half	Full year
		2006	2005	2005
		£m	£m	£m
	Minority interests
	At beginning of period	744	408	408
	Implementation of IAS 32 and IAS 39 on 1 January 2005	-	(6)	(6)
	Currency translation adjustments and other movements	(2)	-	(2)
	Profit for the period	16	6	17
	Dividends paid	(16)	(5)	(15)
	Equity raised	-	2	463
	Equity withdrawn	-	(123)	(121)

	At end of period	742	282	744

	Total equity at end of period	10,503	8,834	10,184

9.	Contingent liabilities and commitments

	30 June	31 December	30 June
	2006	2005	2005
	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	2,563	2,768	2,547
Other contingent liabilities	2,959	2,967	2,723

Total	5,522	5,735	5,270

Commitments
Undrawn formal standby facilities, credit lines and other
commitments to lend	73,260	67,516	71,270
Other commitments	203	182	161

Total	73,463	67,698	71,431

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US generally accepted accounting principles (US GAAP) for the Group

The consolidated financial statements of the Group are prepared in accordance with IFRS issued and extant at 30 June 2006 that differ in certain significant respects from US GAAP. The significant differences that affect the Group are summarised below in two separate sections.

Section (i) covers ongoing significant differences between US GAAP and IFRS.

Section (ii) summarises those areas where, though the recognition and measurement principles in US GAAP and IFRS are the same, adjustments to IFRS amounts are required due to differing implementation dates for the Group.

(i)	Ongoing GAAP differences

IFRS	US GAAP
(a) Property revaluation and depreciation

Prior to the implementation of IFRS, the Group annually revalued freehold and leasehold properties occupied for its own use, as permitted by previous GAAP. On transition to IFRS, as permitted by IFRS 1, valuations of these properties at 31 December 2003 were deemed to be their cost.

Freehold and long leasehold property occupied for the Group’s use is carried at cost less accumulated depreciation. Depreciation is charged based on an estimated useful life of 50 years.

Investment properties are carried at fair value; changes in fair value included in the income statement.

Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the historical cost for both own-use and investment properties.
(b) Leasehold property provisions
Provisions are recognised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.
(c) Loan origination
Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.
(d) Pension costs
The main scheme is deemed a defined benefit scheme that shares risk between various entities of the RBS Group. There is no contractual agreement or stated policy for charging the net defined benefit cost for the plan as a whole to individual group entities. Consequently, pursuant to IAS 19, the net defined benefit cost has been recognised in the financial statements of the Group, the entity that is considered legally the sponsoring employer for the scheme.	Under US GAAP, the main scheme is considered a single-employer plan. Each subsidiary of The Royal Bank of Scotland Group plc accounts for its participation as a participation in a multi-employer pension plan pursuant to SFAS 87. For US GAAP reporting purposes, The Royal Bank of Scotland Group plc is designated as the scheme sponsor and consequently follows defined benefit plan accounting in its consolidated financial statements. Accordingly, the Group has accounted for its participation in the main

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group (continued)

(i)	Ongoing GAAP differences (continued)

IFRS	US GAAP
(d) Pension costs (continued)

The income statement reflects the current and past service cost and the cumulative excess actuarial gains and losses amortised over the expected average remaining lives of participating employees. Excess gains and losses are those exceeding 10% of the higher of the gross assets or liabilities of the scheme

Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

scheme in accordance with the amount allocated by The Royal Bank of Scotland Group plc.
(e) Financial instruments
Financial assets designated as at fair value through profit or loss
Under IFRS, a financial asset can be designated as at fair value through profit or loss on initial recognition.	Such designation is not allowed under US GAAP.
Debt securities classified as loans and receivables
Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held-for-trading, available-for-sale or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method less any impairment losses. The Group has classified some debt securities as loans and receivables.

Under US GAAP, these debt securities are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income.

Available-for-sale securities
Under IAS 39 financial assets classified as available-for-sale may take any legal form. Fair values represent, where available, quoted prices in an active market.	Under US GAAP, only debt and readily marketable equity securities can be classified as available-for-sale. (Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity.)

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group (continued)

(i)	Ongoing GAAP differences (continued)

IFRS	US GAAP
(e) Financial instruments (continued)
Foreign exchange gains and losses on monetary available-for-sale financial assets
For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale financial asset is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial asset, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.	Such differences are included with other unrealised gains and losses and reported in a separate component of equity.
Loans classified as held-for-trading
Under IAS 39, loans classified as held-for-trading are carried at fair value.	Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given are measured at cost. Other held-for-trading loans are measured at the lower of cost and fair value except for those held by the Group’s broker-dealer which are recorded at fair value.
Financial liabilities
All financial liabilities held-for-trading are classified as such and carried at fair value with changes in fair value recognised in net income. A financial liability may be designated as at fair value through profit or loss	Only financial liabilities that are derivatives and short positions are carried at fair value with changes in fair value recognised in earnings.
(f) Derivatives and hedging activities
Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes. All derivatives are measured at fair value with changes in fair value recognised in net income.

(g) Liabilities and equity
The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if there is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities.	Under US GAAP, preference shares issued by the Group are classified as equity as they are perpetual and redeemable at the option of the Group.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group (continued)

(i)	Ongoing GAAP differences (continued)

(h) Consolidation
All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the Group and the SPE indicates that it is controlled by the Group.	US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb the majority of the VIE's expected losses, receive a majority of expected residual returns, or both.
(i) Offset arrangements

A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting arrangements do not generally provide a basis for offsetting.

Under US GAAP, debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

This GAAP difference has no effect on net income or shareholders’ equity.

(ii)	Implementation timing differences

IFRS	US GAAP
(a) Intangible assets

Purchased goodwill
Purchased goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually (at 30 September) for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill arising on acquisitions was capitalised and amortised over its estimated useful economic life. The carrying amount of goodwill in the Group’s opening IFRS balance sheet was its carrying value under UK GAAP as at 31 December 2003.

In 2004 no amortisation was written back.

US GAAP requires the same treatment of purchased goodwill. This was adopted by the Group from 1 July 2001. Prior to this goodwill was recognised as an asset and amortised over periods of up to 25 years. No amortisation was written back on this change of policy. During 2005, the Group changed the date for performing its annual goodwill impairment test from 1 January to 30 September for certain of its reporting units in order to conform to the date selected by the Group upon adoption of IFRS.

NATIONAL WESTMINSTER BANK Plc

NOTES (continued)

10.	Significant differences between IFRS and US GAAP for the Group (continued)

Recent developments in US GAAP
In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No.48 ‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’ which clarifies the accounting for uncertainty in taxes and addresses the recognition and measurement of tax positions taken or expected to be taken. This Interpretation is effective from 1 January 2007 for the Group.

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157 ‘Fair Value Measurements’. SFAS 157 establishes a framework for fair value measurement and prescribes extended disclosures. SFAS 157 does not extend the scope of fair value measurement in financial statements. The statement is effective from 1 January 2008 for the Group and would be applied prospectively except in relation to the following financial instruments:

trades in an active market held by a broker-dealer or investment company within the scope of AICPA Audit and Accounting Guides, where blockage factors were used to determine fair value previously instruments where initial recognition at fair value was determined using transaction price in accordance with guidance in footnote in EITF 02-03 hybrid instruments measured at fair value at initial recognition at transaction price in accordance with SFAS 133 and SFAS 155 previously

In September 2006, the FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and other Post-retirement Plans' - an amendment of SFAS 87, 88, 106 and 132R. SFAS 158 requires an employer to:

a)	recognise the funding status of a plan in the balance sheet
b)	measure plan's assets and obligations at the balance sheet date and
c)	recognise changes in funded status of a defined benefit plan in the year in which the change occurs.

The standard is effective for the Group’s 2006 year end accounts.

The Group is evaluating the implications of the above standards and interpretation and SFAS 155 and SFAS156, discussed in the 2005 Form 20-F/A, on the Group's US GAAP reporting.

Selected figures in accordance with US GAAP
The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity, which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income (unaudited)

		First half	First half	Full year
		2006	2005	2005
		£m	£m	£m

	Profit attributable to ordinary shareholders - IFRS	1,543	1,209	2,446
	Property revaluation and depreciation	(10)	2	4
	Leasehold property provisions	9	(20)	(17)
	Loan origination	13	16	42
	Pensions costs	(4)	(25)	(89)
	Financial instruments	3	(37)	(10)
	Derivatives and hedging	(60)	(132)	(115)
	Other	(22)	(200)	(187)
	Taxation on above adjustments	20	108	68

	Net income available for ordinary shareholders – US GAAP	1,492	921	2,142

	Consolidated shareholders’ equity (unaudited)
		30 June	31 December	30 June
		2006	2005	2005
		£m	£m	£m

	Shareholders’ equity - IFRS	9,761	9,440	8,552
	Property revaluation and depreciation	(583)	(573)	(575)
	Leasehold property provisions	30	21	18
	Loan origination	260	247	221
	Pensions costs	2,026	2,030	2,094
	Financial instruments	(42)	(18)	(43)
	Derivatives and hedging	(44)	(30)	(55)
	Liabilities and equity	438	460	458
	Intangible assets – implementation timing difference	67	67	67
	Taxation	(684)	(700)	(746)

	Shareholders’ equity – US GAAP	11,229	10,944	9,991

	Total assets under US GAAP of £264.8 billion (31 December 2005 - £257.0 billion; 30 June 2005 - £242.6 billion) compared with total assets under IFRS of £273.7 billion (31 December 2005 - £260.6 billion; 30 June 2005 - £246.6 billion) primarily reflect the effect of certain arrangements that can be netted under US GAAP together with the effects of adjustments made to shareholders' equity.

11.	Statutory accounts

	Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2005 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

NATIONAL WESTMINSTER BANK Plc

SELECTED FINANCIAL DATA

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.8491, the Noon Buying Rate on 30 June 2006.

Summary consolidated income statement

	First half 2006		First half	Full year
			2005	2005
Amounts in accordance with IFRS	$m	£m	£m	£m

Total income	8,672	4,690	4,085	8,650
Expenses	4,068	2,200	2,073	4,483
Impairment losses	749	405	376	756

Profit before tax	3,855	2,085	1,636	3,411
Tax	973	526	421	948
Minority interests	29	16	6	17

Profit attributable to ordinary shareholders	2,853	1,543	1,209	2,446

Ordinary dividends	1,849	1,000	-	350

Amounts in accordance with US GAAP
Net income available for ordinary shareholders	2,759	1,492	921	2,142

Summary consolidated balance sheet
	30 June 2006		31 December	30 June
			2005	2005
Amounts in accordance with IFRS	$m	£m	£m	£m

Loans and advances	411,717	222,658	215,938	205,468
Debt securities and equity shares	65,379	35,357	29,568	27,207
Derivatives and settlement balances	17,274	9,342	6,907	8,120
Other assets	11,795	6,379	8,190	5,835

Total assets	506,165	273,736	260,603	246,630

Shareholders' equity	18,049	9,761	9,440	8,552
Minority interests	1,372	742	744	282
Subordinated liabilities	11,366	6,147	6,648	6,709
Deposits	403,832	218,394	203,925	189,323
Derivatives, settlement balances and short
positions	39,917	21,587	24,231	28,786
Other liabilities	31,629	17,105	15,615	12,978

Total liabilities and equity	506,165	273,736	260,603	246,630

Amounts in accordance with US GAAP
Shareholders’ equity	20,764	11,229	10,944	9,991
Total assets	489,710	264,837	257,038	242,620

NATIONAL WESTMINSTER BANK Plc

SELECTED FINANCIAL DATA (continued)

Other financial data

	First half	First half	Full year
	2006	2005	2005
Based upon IFRS
Return on average total assets - %	1.22	1.03	0.99
Return on average ordinary shareholders' equity - %	31.6	30.2	29.6
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.89	1.85	1.84
- excluding interest on deposits	4.08	4.05	4.02
Ratio of earnings to fixed charges only
- including interest on deposits	1.89	1.85	1.84
- excluding interest on deposits	4.08	4.05	4.02

Based upon US GAAP
Return on average total assets - %	1.14	0.80	0.90
Return on average ordinary shareholders' equity - %	28.0	20.1	22.3
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.85	1.43	1.74
- excluding interest on deposits	3.95	2.92	3.66
Ratio of earnings to fixed charges only
- including interest on deposits	1.86	1.44	1.75
- excluding interest on deposits	4.06	3.01	3.78

NATIONAL WESTMINSTER BANK Plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NATIONAL WESTMINSTER BANK Plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

National Westminster Bank Plc
Registrant

/s/ Guy Whittaker

Guy Whittaker
Group Finance Director
18 December 2006